Mail Stop 3561

April 4, 2008

Michael Hamilton
Chairman of the Board and Chief Executive Officer
26 Broadway, Suite 907
New York, NY 10004

      Re: **MMC Energy, Inc.**
               Preliminary Proxy Statement on Schedule 14A
               Filed March 31, 2008
               File No. 1-33564

Dear Mr. Hamilton:

We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement

Notice of Annual Meeting of Stockholders

1.   Please ensure that both the proxy statement and form of proxy are clearly identified as preliminary versions until disseminated to stockholders.

2.   Please provide support for your statement that Energy Holdings Limited LLC, Karl W. Miller and William Eason's solicitation of proxies for their slate of seven board nominees "represents an intent to acquire control of MMC without the payment of any premium to

the stockholders." Please also explain why you believe the payment of a premium is necessary.

General Information About Voting, page 1
How are votes counted? page 2

3.   We note your disclosure that differentiates between routine and non-routine matters and the ability of brokers to exercise discretionary authority over the shares held by them in street name. The disclosure that appears in the penultimate paragraph of each of Proposal Nos. 2-5, however, indicates that brokers may not vote shares for which they have not received instructions. Please revise the disclosure that appears here to clearly indicate brokers' ability to exercise discretionary authority. Please also indicate after Proposal 1, as you have with respect to the other proposals, brokers' ability to vote shares for which they have not received instructions.

Who pays for this proxy solicitation? page 3

4.   We note that proxies may be solicited "through the mail and through telephonic or telegraphic communications to, or by meetings with, stockholders …." Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone must be filed under the cover of Schedule 14A. Please confirm your understanding in this regard.

5.   In an appropriate place in the proxy statement, please provide the information required by Item 5(b) of Schedule 14A. If you believe that you have already provided this information, please advise.

Security Ownership of Certain Beneficial Owners and Management, page 4

6.   We note that Karl Miller indicates that he owns 5% of your common stock, pursuant to the amended Schedule 13D that was filed on March 20, 2008. Please revise to include his ownership interest in your table or tell us why you have determined not to include the shares he, or his group, owns.

Proposal No. 1 – Election of Directors, page 6

7.   In Mr. Hamilton's biography, please briefly describe what a "Certified Turnaround Professional" is and how such certification is obtained.

Agreements with Executive Officers, page 15

8.   We note the disclosure that you have entered into change in control and severance agreements with Messrs. Hamilton, Gagnon, and Scarborough. Please disclose the date on which such agreements were entered into. Please also tell us when you first disclosed

these arrangements and, as applicable, filed the agreements as exhibits to your periodic or current reports.

9.   Please disclose briefly the definition of a change in control contained in each of the agreements. In addition, please disclose whether the agreements will be triggered if the contested slate is elected.

10.   In the description of Mr. Hamilton's employment arrangement, please disclose why the compensation committee viewed it as important that Mr. Hamilton not receive a written employment agreement.

11.   In the description of Mr. Gagnon's employment arrangement, please disclose why the compensation committee requested the change in control and severance agreement after Mr. Miller's departure.

Proposal No. 5 – Stockholder Proposal to Authorize a Common Stock Repurchase Program, page 21

12.   Please explain, with a view towards disclosure in the proxy statement, why the board of directors has recommended a vote against this proposal when it appears that the board of directors approved a share repurchase plan on March 26, 2008.

Other Matters

13.   We note your intent to use discretionary authority with respect to any other matters that properly come before the Annual Meeting. Please note that you may not use discretionary authority conferred with these proxies to vote upon matters not known to you at the time of this solicitation but which come to your attention a reasonable time before the meeting. Refer to Rule 14a-4(c). Please confirm your understanding.

Proxy card

14.   We note the disclosure relating to how an executed proxy will be voted if no specification is provided. Please revise to place this language in bold-face type as required by Rule 14a-4(b)(1).

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Blair Petrillo, Staff Attorney, at (202) 551-3550, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Tony Saur
        DLA Piper